April 5, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington DC, 20002
Attention:	Ms. Joyce Sweeney
Accounting Branch Chief

RE:	Response to SEC Staff Comments on
UnionBanCal Corporation Annual Report on
Form 10-K for the fiscal year ended December 31, 2005
File No. 1-15081

Dear Ms. Sweeney,

We refer to the comments of the SEC staff in your letter dated March 28, 2006 on the UnionBanCal Corporation filing listed above.

Below are the comments of the Staff transmitted in your letter dated March 28, 2006 together with our responses to those comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis

Summary of Financial Performance, page F-7

1.               We note your disclosure on page F-9 that part of the decrease in other non-interest expense from December 31, 2004 to December 31, 2005 was due to a decrease in litigation expenses. Please tell us and in future filings disclose, if material, the underlying reasons resulting in the decrease in litigation expenses and separately quantify litigation expense for each period presented.

400 CALIFORNIA STREET, SAN FRANCISCO, CALIFORNIA 94104

P. O. BOX 45000, SAN FRANCISCO, CALIFORNIA

415 765 0400

Response to Comment 1.

For the year ended December 31, 2004, we recognized $15.4 million in litigation expense of which $10 million related to the accrual of a single pending lawsuit. For the year ended December 31, 2005, we recognized $1.6 million in litigation expense after reversing $4.9 million upon settlement of the $10 million claim accrued in 2004. Although historically the amount of litigation expense we have incurred in any one year has not been material, such disclosure would be made if the amounts were material to our financial statements.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-56

2.               We note your disclosure on page F-24 that part of the decrease in the specific allowance from December 31, 2003 to December 31, 2004 was due to the renegotiation of terms for certain aircraft leases, which resulted in the reporting of these leases as operating leases. Please tell us and in future filings disclose the following:

•                  the amount of aircraft leases renegotiated;

•                  the terms that were renegotiated;

•                  how the term renegotiations resulted in your conclusion that the aircraft leases should be reported as operating leases;

•                  how you accounted for the term renegotiations;

•                  how you account for the operating leases;

•                  quantify the decrease in the specific allowance attributable to the renegotiated leases; and

•                  provide the disclosures required by paragraph 23 of SFAS No. 13, if material.

Response to Comment 2.

During 2004, we agreed to cancel two aircraft capital leases and to negotiate two new operating leases. At the time of the cancellations, each lease was written down to the residual value of the aircraft under lease and the difference between the carrying value and the estimated value was charged off against the allowance for loan and lease losses. Each aircraft’s residual value was $6.3 million and the new lease terms provided for monthly payments of $80 thousand for 3 years, and a lessee option to cancel after 6 months. The new leases did not provide for the transfer of ownership of the aircraft at the end of the lease term or for a bargain purchase option, the present value of the lease payments did not equal or exceed the fair value of the aircraft and the lease term was not equal to or more than 75 percent of the remaining estimated economic life of 9 years. Since the new leases did not meet any of the criteria of paragraph 7 of SFAS No. 13, the aircraft were recorded in “other assets” at the estimated residual value. The rental income for the aircraft is included in noninterest income and the depreciation related to the aircraft is included in noninterest expense.

Between December 31, 2003 and December 31, 2004, the specific allowance was reduced by approximately $3 million upon cancellation of the capital leases. The remainder of the decrease was related to chargeoffs on and improvements in the credit quality in our commercial loan portfolio.

The disclosures required by SFAS No. 13, paragraph 23, have not been made by us in our Form 10-K since these are the only two lessor operating leases that we have entered into for our leasing business. At the inception of the lease agreements, the total carrying value was $12.6 million.

Although none of the amounts related to these two operating leases are material to our financial statements, such disclosures would be made in future years if material.

Note 19 - Derivative Instruments, page F-90

3.               We note that you use derivative instruments and other financial instruments for hedging purposes. Please tell us how you determined that your hedging relationships met each of the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship entered into during the periods presented:

•                  the terms of the hedged item or transaction;

•                  the terms of the derivative instruments;

•                  the specific documented risk being hedged;

•                  the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•                  the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Response to Comment 3. The following summarizes our risk management process and the applicable criteria for hedge accounting for each hedging strategy as formally documented by us.

•                  Fair Value Hedging – Hedging Strategy for Medium Term Notes: We have engaged in an interest rate hedging strategy in which an interest rate swap is associated with this specified interest bearing liability (a five-year, medium-term debt issuance) in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, which is U.S. dollar (LIBOR). The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows us to assume that no ineffectiveness exists. There are no other terms in the hedged item that cannot be mirrored in the hedging instrument that would invalidate the assumption of no ineffectiveness. See our response to comment 4 regarding our application of the shortcut method to this hedging relationship.

•                  Fair Value Hedging – Hedging Strategy for Subordinated Notes: We have engaged in an interest rate hedging strategy in which an interest rate swap is associated with this specified interest bearing liability (a ten-year, subordinated debt issuance) in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, LIBOR. The fair value hedging transaction for the subordinated debt was structured at inception to mirror all of the provisions of the subordinated debt, which allows us to assume that no ineffectiveness exists. There are no other terms in the hedged item that cannot be mirrored in the hedging instrument that would invalidate the assumption of no ineffectiveness. See our response to comment 4 regarding our application of the shortcut method to this hedging relationship.

•                  Fair Value Hedging – Hedging Strategy for MarketPath Certificates of Deposit: In our acquisition of Jackson Federal Bank in October 2004, we assumed $9.6 million in MarketPath Certificates of Deposit (MarketPath CDs), which we subsequently discontinued offering. MarketPath CDs pay a rate of interest, which is tied to the S&P 500 index. At the date of acquisition, we engaged in a strategy in which these interest bearing CDs, the interest rate on which are tied to the changes in the S&P 500 index, are exchanged for a fixed rate of interest. We account for the embedded derivative in the MarketPath CDs at fair value with changes recorded directly in earnings. A total return swap that encompasses the value of a series of options that had individually exchanged the S&P 500 index rate to a fixed rate on each individual MarketPath CD is recorded at fair value with the changes recognized directly in earnings. The changes in the fair value of the total return swap substantially offset the changes in the fair value of the embedded derivatives in the MarketPath CDs.

•                  Cash Flow Hedging – Hedging Strategies for Variable Rate Loans and Certificates of Deposit: We enter into cash flow hedging relationships to address the variability in forecasted interest cash flows on LIBOR based commercial loans that are explicitly indexed to LIBOR, which is identified as the benchmark interest rate and the risk being hedged for all such hedging relationships. In addition, we enter into cash flow hedging relationships to address the variability in forecasted interest payments on the forecasted issuance and rollover of short-term time certificates of deposits all involving short-term fixed rate time certificates of deposits for which the risk exposure being hedged is the variability in interest cash flows attributable to changes in benchmark interest rates, which is designated as LIBOR.

•                  In these hedging relationships, we use a variety of hedging instruments including interest rate swaps, floors, caps, corridors or collars. All option contracts used are either net purchased options or zero cost collars. The reset tenor of the hedges ranges from 1 to 6 month LIBOR and generally mature in less than 3 years. The period of the hedged forecasted interest payments is equal to the term of the associated derivatives. The loans and deposits have reset frequencies or tenors that generally match the reset frequency of the hedging instruments. At inception and on an ongoing basis, we determine the effectiveness of the hedging relationships using regression analysis to demonstrate the degree of effectiveness that exists. This regression analysis examines the differences in reset dates and reset tenors that may exist between the hedging instruments and the hedged items. The key regression outputs that are analyzed in assessing effectiveness include R squared, slope, t and F statistics. We update this regression analysis quarterly in order to justify the continuing use of hedge accounting on these kinds of hedges and would discontinue hedge accounting in the event that the test failed. Ineffectiveness is measured using the hypothetical derivative method. For hedging relationships involving options, we apply the guidance in DIG Issue G20. Therefore, we base our assessment of effectiveness on the terminal value of such instruments, and accordingly include total changes in fair value (time and intrinsic) in the assessment of hedge effectiveness.

4.               Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response to Comment 4. We use the shortcut method to hedge the changes in fair value of two debt instruments: our $200 million medium-term notes, which bear a fixed rate of 5.75% and our $400 million subordinated notes, which bear a fixed rate of 5.25%. The methodology for qualifying for the shortcut method is the same. At inception, the notional amount of the interest rate swaps matched the principal amount of the liabilities; the fair value of the interest rate swaps at inception of the hedging relationships was zero; the formula for computing the net settlements under the interest rate swaps is the same for each net settlement, i.e., the fixed rate is the same throughout the term and the variable legs of the swaps match the designated benchmark rate, which is LIBOR; the debt is not prepayable; and, there are no other terms in either the debt or the swaps that would invalidate the assumption of no ineffectiveness. Because both of these hedging relationships are fair value hedges, the following additional criteria are met: the expiration dates of the swaps match the maturity dates of the debt, there are no caps or floors on the variable rates of the swaps, and the repricing frequency of the swaps is between 3 to 6 months, which allows us to assume that the variable payments or receipts are at market rates. In applying the shortcut method criteria, we have considered the guidance in SFAS 133 Implementation Issue 4 and have determined that the shortcut method criteria in paragraph 68 of SFAS 133 have been exactly met.

*              *              *

In connection with responding to the comments of the Staff, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 415-765-2595 or Jacqueline Bean at 415-765-2742 if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ David I. Matson
David I. Matson

Vice Chairman and Chief Financial Officer

cc:	Sharon M. Blume
U.S. Securities and Exchange Commission
Takashi Morimura
Chief Executive Officer, Union Bank of California